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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

    [_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Wilpon,                              Fred
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                       c/o Sterling PathoGenesis Company
                                575 Fifth Avenue
--------------------------------------------------------------------------------
                                    (Street)

New York                            New York                            10017
--------------------------------------------------------------------------------
   (City)                           (State)                            (Zip)


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2. Issuer Name and Ticker or Trading Symbol

                        PathoGenesis Corporation ("PGNS")

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year


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5. If Amendment, Date of Original (Month/Year)

                                    June 1998

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [_]   10% Owner
   [ ]   Officer (give title below)           [_]   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by one Reporting Person
   [_] Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                            6.
                                                             4.                              5.             Owner-
                                                             Securities Acquired (A) or      Amount of      ship
                                                3.           Disposed of (D)                 Securities     Form:      7.
                                                Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                                  2.            Code         ------------------------------- Owned at End   (D) or     Indirect
1.                                Transaction   (Instr. 8)                   (A)             of Month       Indirect   Beneficial
Title of Security                 Date          ------------     Amount      or     Price    (Instr. 3      (I)        Ownership
(Instr. 3)                        (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr. 4) (Instr. 4)
--------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value
  $.001 per share                 6/18/98        P               10,000      A      $29.000  758,750        I         (1)
--------------------------------------------------------------------------------------------------------------------------------
                                  6/18/98        P                9,000      A      $28.438   19,000        D(2)(3)
--------------------------------------------------------------------------------------------------------------------------------
                                  6/23/98        P                5,000      A      $27.2725
--------------------------------------------------------------------------------------------------------------------------------
                                  6/23/98        P                5,000      A      $27.185
--------------------------------------------------------------------------------------------------------------------------------
                                  6/24/98        P                4,000      A      $29.437
--------------------------------------------------------------------------------------------------------------------------------
                                  6/24/98        P                5,000      A      $29.31
--------------------------------------------------------------------------------------------------------------------------------
                                  6/24/98        P                2,000      A      $29.31
--------------------------------------------------------------------------------------------------------------------------------
                                  6/24/98        P                1,000      A      $28.685
--------------------------------------------------------------------------------------------------------------------------------
                                  6/24/98        P                5,000      A      $28.06
================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

                                   (Print or Type Responses)
                                                                         (Over)
                                                   SEC 1474 (7/96) 210333-1.wpd


                                                                                                            6.
                                                             4.                              5.             Owner-
                                                             Securities Acquired (A) or      Amount of      ship
                                                3.           Disposed of (D)                 Securities     Form:      7.
                                                Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                                  2.            Code         ------------------------------- Owned at End   (D) or     Indirect
1.                                Transaction   (Instr. 8)                   (A)             of Month       Indirect   Beneficial
Title of Security                 Date          ------------     Amount      or     Price    (Instr. 3      (I)        Ownership
(Instr. 3)                        (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr. 4) (Instr. 4)
--------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value
  $.001 per share                 6/25/98        P                5,000      A      $28.46
--------------------------------------------------------------------------------------------------------------------------------
                                  6/25/98        P                5,000      A      $28.06
--------------------------------------------------------------------------------------------------------------------------------
                                  6/26/98        P                3,000      A      $29.56
================================================================================================================================



Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity;     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Options (4)                                                               Common
(right to buy)      $33.25   6/3/98    A   V     $8,000       6/3/98   6/3/98   Stock     $8,000          $8,000     D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) Held by Sterling PathoGenesis Company ("Sterling"), of which the Reporting Person is a managing partner. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest. Certain other partners in Sterling hold securities of the Issuer outside of Sterling.
(2) Includes 9,000 shares of common stock held jointly by Reporting Person and his spouse.
(3) Includes 10,000 shares of common stock held jointly by the Reporting Person and a partner in Sterling. The Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.
(4) Pursuant to stock options granted under the PathoGenesis Corporation 1997 Stock Option Plan.

              /s/ Fred Wilpon                                    9/2/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.







                                                         SEC (1474 (7/96) Page 2